ENGLISH TRANSLATION FOR INFORMATION PURPOSES ONLY

In Barcelona, on March 31, 2004

                                 BY AND BETWEEN

For the party of the first part,

Caixa d'Estalvis de Catalunya (hereinafter "CAIXA DE CATALUNYA"), domiciled at Plaza Antonio Maura 6, Barcelona, bearer of Tax Identification Number G-08169815,

It is represented by Mr. Lluis Gasull Moros, bearer of National Identity Document number 38,041,030-L, who is acting in his capacity of Adjunct General Manager of CAIXA DE CATALUNYA.

For the party of the second part,

Caixaholding S.A.U. (hereinafter "CAIXA HOLDING"), domiciled at Avda. Diagonal 621-629, Barcelona, bearer of Tax Identification Code A-08663619.

It is represented by Mr. Marcelino Armenter Vidal, bearer of National Identity Document number 36,017,940-D, acting in his capacity of representative of CAIXA HOLDING.

CAIXA DE CATALUNYA and CAIXA HOLDING may collectively be referred to as "the PARTIES."

The PARTIES mutually and reciprocally acknowledge, in the capacities in which they act, sufficient legal standing to formalize this Agreement, and for such purposes

                                   THEY STATE

     I. On June 10, 1997, CAIXA DE CATALUNYA, CAJA DE AHORROS Y MONTE DE PIEDAD DE GUIPUZCOA Y SAN SEBASTIAN ("KUTXA"), AND CAIXA D'ESTALVIS I PENSIONS DE BARCELONA ("LA CAIXA") signed an agreement whereby the parties, as shareholders in REPINVES, S.A. ("REPINVES"), agreed to certain aspects about their common interest in this company, always under the premise of maintaining fiscal neutrality for "LA CAIXA" (hereinafter, the "AGREEMENT").

     II. On April 17, 1998, "LA CAIXA" and CAIXA DE CATALUNYA signed an agreement whereby "LA CAIXA" acquired from CAIXA DE CATALUNYA 3,001,956 shares of REPINVES (hereinafter, the "STOCK PURCHASE AGREEMENT").

          Under said STOCK PURCHASE AGREEMENT, CAIXA DE CATALUNYA undertook with "LA CAIXA" the obligation to compensate "LA CAIXA," in the event of a future sale (direct or indirect) of shares in REPSOL YPF, S.A., for the higher fiscal cost that could be derived for "LA CAIXA" if it had acquired the same number of shares in REPSOL YPF, S.A. instead of acquiring shares in REPINVES at the same price. The PARTIES state that such commitment is in effect, in the terms and conditions contained in the PURCHASE AGREEMENT. Furthermore, it expressly established the maintenance of the commitment undertaken by virtue of the AGREEMENT and its preferential consideration.

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     III. "LA CAIXA" contributed all of its interest in REPINVES to its 100%
          affiliate CAIXA HOLDING (at that time named GDS GRUPO DE SERVICIOS, S.A.) via a non-monetary contribution transaction on July 7, 2000, with this company taking the place of "LA CAIXA" in the AGREEMENT and in the commitments derived from the STOCK PURCHASE AGREEMENT.

     IV. Following the separation of KUTXA from REPINVES, the percentages of interest held by CAIXA HOLDING and CAIXA DE CATALUNYA in the company are 67.5955% and 32.4045%, respectively.

     V. Due to the separation of KUTXA as a shareholder in REPINVES and also the changes made to tax legislation, it is the intention of CAIXA DE CATALUNYA and CAIXA HOLDING to establish the possible bases for a future divestment (of either one or both PARTIES), that is to say, some new principles, and also those that are to remain in effect from the preexisting relationship.

     VI. Due to the foregoing considerations, the PARTIES of their own free, spontaneous will have agreed to enter into this agreement, subject to the following

                                   COMMITMENTS

1) The PARTIES mutually accept the right to perform a divestment at the time each of them deems it suitable as shareholder in REPINVES, and for this the PARTIES, in good faith, will put forth their best efforts to analyze the best alternative that, under current legislation in each instance, maximizes the benefits of both shareholders, abiding at all times by the principle of fiscal neutrality for CAIXA HOLDING. In particular, and including but not limited to, the divestment may be conducted via any of the operations listed below:

     a) Sale by REPINVES of its shares in REPSOL YPF, S.A. to the PARTIES in proportion to their interest therein and subsequent dissolution of REPINVES in the same tax period.
     b) Sale by REPINVES of its shares in REPSOL YPF, S.A. to third parties and subsequent dissolution of REPINVES in the same tax period.
     c) Separation of either of the PARTIES from REPINVES with a reduction of capital stock in this company via the amortization of the REPINVES shares it holds and the return of REPSOL YPF, S.A. shares held by REPINVES.
     d) Sale of the REPINVES shares held by one of the PARTIES to the other party.
     e)   Any other procedure agreed upon by the PARTIES.

2) Any proposed alternative involving a higher tax cost for CAIXA HOLDING than there would have been if it had not contributed its shares in REPSOL YPF, S.A. to REPINVES will imply that such cost be compensated for by CAIXA DE CATALUNYA in the manner agreed to by the PARTIES, when such a case arises. Therefore, if necessary, the corresponding compensations will be made between the partners as a result of the different variables that may have an influence at each moment (for example, including but not limited to, the different tax values of the REPINVES shares, the different tax costs of the REPSOL YPF, S.A. shares contributed by each partner, loss of tax benefits in REPINVES, etc.).

If in any of the proposed divestment operations there is a prepayment of taxes for Caixaholding, Caixa de Catalunya will compensate Caixaholding the prepayment amount. Regardless of whether the tax prepayment becomes final in a subsequent transmission by Caixaholding, Caixaholding will return the amount of compensation received to Caixa de Catalunya.


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3) Notwithstanding the quorums stipulated in the REPINVES bylaws, the parties will act in a coordinated fashion under the general principle of joint management of REPINVES. In particular, they expressly agree that the consent and unanimous agreement of both parties will be needed to validly adopt corporate decisions in the following circumstances:

a) Increase of capital stock, unless the increase is needed to maintain the same percentage of interest held in the capital stock of REPSOL-YPF, S.A. as before the separation of Kutxa.

b) The purchase and sale of assets other than the REPSOL-YPF S.A. shares.

c) The sale of REPSOL-YPF, S.A. shares.

4) The publication or disclosure of any information relative to the existence of this contract and/or the transactions contemplated herein, which are to be made in compliance with the law or at the request of any authority, will be agreed upon by the PARTIES in advance.

5) By virtue hereof, the PARTIES agree to invalidate the AGREEMENT, which is replaced by the provisions stipulated herein. On the other hand, and notwithstanding the foregoing, the PARTIES state the validity of and expressly ratify the commitments undertaken by CAIXA DE CATALUNYA with "LA CAIXA" (and currently with CAIXA HOLDING) under the STOCK PURCHASE AGREEMENT, which are in effect in all things that do not go against the stipulations herein.

And in witness whereof, this document is signed in duplicate copies at the place and on the date indicated in the preamble.

Caixa d'Estalvis de Catalunya                Caixa Holding, S.A.U.

/s/ Mr. Lluis Gasull Moros                   /s/ Mr. Marcelino Armenter Vidal
By: Mr. Lluis Gasull Moros                   By: Mr. Marcelino Armenter Vidal
Its: Adjunct General Manager                 Its: Executive



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